EXHIBIT 99.1

Second Quarter 2022: Increasing Orders for ‘Sion’ Solar-Electric Passenger Car and More B2B Solar-Retrofit Projects

  Sono Motors’ revenues in the Second Quarter 2022 Exceed First Quarter 2022 Revenues.
  Revenue Development Bolstered by a Total of 21 Sono Solar B2B Customer Projects as of today.
  Debut of ‘Sion’ in Its Production Design and Introduction of ‘Solar Bus Kit’, a Scalable B2B Solution to Enable Sustainable Mobility for Commercial Transport.
  First Series-Validation Vehicles Fully Assembled and in Testing.
  As of 1 September 2022, Over 20,000 Reservations (B2C) for the Sion With Average Down Payment of about €2,000 Net and Equivalent Net Sales Volume of about €435 Million.
  As One of Sono Motors’ First B2B Customers, FINN Intends to Purchase 12,600 Sion to Create a Sustainable Fleet.

MUNICH, Germany, Sept. 08, 2022 (GLOBE NEWSWIRE) -- The solar-mobility OEM Sono Group N.V. (NASDAQ: SEV) (hereafter referred to as “Sono Motors” or the “Company”) today announced its financial results for the second quarter of 2022.

Second Quarter 2022 Highlights

  3 additional solar partner contracts added in the second quarter of 2022.
  Revenues in the first half of 2022 were 2.6 times higher than revenues for the full fiscal year 2021.
  Revenues for the second quarter of 2022 from the integration of the Company’s solar technology and Sono Digital were higher than for the first quarter of 2022.
  Cash and cash equivalents of €89.8 million as of 30 June 2022.
  Operational expenses increased mainly due to intensified prototype program and general company growth.

Business-to-Business (B2B) Solar Solutions: Scalable Product Delivered and Increasing Customer Base
Sono Motors is on track with both business pillars. On the one hand the delivery of solar solutions to its growing business-to-business-customer base and on the other the premiere and commencement of testing of the ‘Sion’ solar-electric passenger car in its production design. As of today, the Munich-based solar-mobility OEM is partnering with 21 companies worldwide and has unveiled the all new ‘Solar Bus Kit’ to customers. This retrofit solution underscores the Company’s move from prototype projects to a scalable solution contributing to climate protection and the reduction of inner-city greenhouse gas emissions. Sono Motors plans to cooperate with “ÖPNV-Service Hagen” on the Kit’s installation, after-sales, and logistics services in order to increase assembly capacity in Europe and provide fast and professional retrofits, as well as maintenance for Sono Motor’s customers. 21 partnerships in total translate into an increase of 14 partner arrangements until today, compared to 7 partners as of 30 June 2021.

The Sion: Increasing Demand and on Track With the Development Program
On the Sion business pillar, Sono Motors sees an increasing demand for the Sion from both private reservations and fleet operators. On 1 September 2022, the Company announced the achievement of reaching 20,000 private reservations (B2C) of its Sion, with an average down-payment of about €2,000 net and equivalent net sales volume of about €435 million, assuming that all reservations result in sales. At an expected net sales price point of just €25,126 – the Sion has the potential to become the world’s first solar electric vehicle (SEV) for the masses, since the proprietary solar technology considerably reduces the necessity to charge the vehicle. Sono Motors is also to partner with FINN, a Munich-based car subscription platform operating in the U.S. and Germany. As one of Sono Motors’ first B2B customers, FINN intends to purchase 12,600 Sion to create a sustainable fleet and drive forward the company’s environmental goals.

In addition to its collaborations, at the end of July 2022, Sono Motors successfully celebrated the debut of the Sion in its production design with over 1,500 community members and media guests on-site. The event followed the completion of the first series-validation vehicles which marked a milestone towards the start of production planned for the second half of 2023. On-street testing with the series-validation prototypes has already started and the focus currently lies on homologation, crash tests, testing in different climates, optimizing solar technology and safeguarding, as well as refining driving dynamics.

“Right Business Model for Putting Cleaner Solar-Powered Transport on the Streets”
“We are excited to see good headway on our growth path with high demand for the Sion and for our B2B solar offerings. This is a great step towards our vision of a world that no longer relies on fossil fuels, as customers are already reducing CO2 output with our Solar Bus Kit. This demand demonstrates that we have the right strategy and business model for putting cleaner solar-powered transport on the streets and making every vehicle solar. We are excited to continue on our journey to provide clean, affordable, and accessible solar transportation to the masses. We are on-track towards delivering our promise and on our growth strategy,” states Laurin Hahn, CEO and co-founder of Sono Motors.

Financial Highlights

  On 11 May 2022 the Company closed its underwritten follow-on offering of 10,930,000 ordinary shares, resulting in approximately $41.5 million in net proceeds.
  On 13 June 2022 the Company announced it had entered into a committed equity facility with Berenberg. The committed equity facility provides Sono Motors with the right, without obligation, to sell and issue up to $150 million of its ordinary shares over a period of 24 months to Berenberg at the sole discretion of Sono Motors, subject to certain limitations and conditions.
  Cash and cash equivalents of €89.8 million as of 30 June 2022, down from €132.9 million as of 31 December 2021.
  Operational expenses increased mainly due to intensified prototype program and general company growth.
  Loss from operations totaled €35.2 million in the second quarter of 2022 and €61.0 million in the first half of 2022 (second quarter of 2021: €15.2 million; first half of 2021: €24.4 million).
  Net loss totaled €34.8 million and €0.45 loss per share in the second quarter of 2022 and €61.0 million and €0.81 loss per share in the first half of 2022 (second quarter of 2021: €15.2 million and €0.47; first half of 2021: €24.5 million and €0.76).

Further Outlook for 2022
As key milestones in 2022, Sono Motors will debut four B2B-customer projects, including CHEREAU, Kögel, Wingliner, and Mitsubishi Heavy Industries Thermal Transport Europe (MTTE) at the end of September at IAA Transportation, the leading trade fair for the transportation industry. On top the Company plans to present the Sion for the first time ever to an U.S. audience in the fourth quarter 2022. In terms of financial guidance for 2022, Sono Motors expects to generate further revenues with solar customers, the vast majority of which are expected for the fourth quarter of 2022.

Conference Call Information
Sono Motors will host a webcast for analysts on this occasion at 8:00 a.m. Eastern Time (2:00 p.m. CEST) today, 8 September 2022. The live audio webcast and supplementary information will be accessible via Sono Motors’ IR website at https://ir.sonomotors.com/. A recording of the webcast will also be subsequently available.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, has the potential to become the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down-payments for the Sion as of 1 September 2022.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

FINANCIAL RESULTS
(amounts in thousands, except share and per share data)

INCOME STATEMENT

€k	Q2 2022	Q2 2021	H1 2022	H1 2021
Revenue	23	-	42	-
Cost of sales	(123)	-	(142)	-
Gross income (loss)	(100)		(100)
Cost of research and development	(30,402)	(10,432)	(53,142)	(12,825)
Selling and distribution costs	(524)	(869)	(1,012)	(1,625)
General and administrative expenses	(4,548)	(3,767)	(7,597)	(7,673)
Other operating income/expenses	939	209	1,753	370
Impairment loss on financial assets	8	5	4	(2)
Operating income (loss)	(34,627)	(14,854)	(60,093)	(21,755)
Interest and similar income	-		-	-
Interest and similar expense	(526)	(370)	(923)	(2,645)
INCOME (LOSS) BEFORE TAX	(35,153)	(15,224)	(61,016)	(24,400)

Tax on income and earnings	-	(41)	-	(41)
Income (loss) after tax	(35,153)	(15,265)	(61,016)	(24,441)
Income (loss) for the period	(35,153)	(15,265)	(61,016)	(24,441)
Other comprehensive income (loss)	-	32	-	(64)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(35,153)	(15,234)	(61,016)	(24,505)

Earnings per shares for income (loss) attributable to the ordinary equity holders of the company:
BASIC/DILUTED EARNINGS (LOSS) PER SHARE IN EUR	(0.45/0.45)	(0.47/0.47)	(0.81/0.81)	(0.76/0.76)

BALANCE SHEET

€k	Q2 2022	FY 2021
ASSETS
Intangible assets	204	206
Property, plant, and equipment	25,359	1,484
Right-of-use assets	2,766	3,018
Other financial assets	93	91
Other non-financial assets	72	89
Noncurrent assets	28,494	4,888
Work in progress	147	-
Other financial assets	963	6,233
Other non-financial assets	15,367	3,236
Cash and cash equivalents	89,774	132,939
Current assets	106,251	142,408
TOTAL ASSETS	134,745	147,296

EQUITY AND LIABILITIES
Subscribed capital	9,390	8,735
Capital reserve	260,855	221,785
Payment of principal portion of lease liabilities	(208,096)	(147,081)
Equity	62,149	83,439
Advance payments received from customers	46,827	44,756
Financial liabilities	6,146	6,353
Other non-financial liabilities	469	-
Noncurrent liabilities	53,442	51,109
Financial liabilities	532	472
Trade and other payables	15,874	7,867
Other liabilities	2,280	2,207
Provisions	468	2,202
Current liabilities	19,154	12,748
TOTAL EQUITY AND LIABILITIES	134,745	147,296

CASH FLOW STATEMENT

€k	H1 2022	H1 2021
Income (loss) after tax	(61,016)	(24,441)
Depreciation of property, plant, and equipment	84	38
Depreciation of right-of-use assets	231	160
Amortization of intangible assets	37	8
Expense(+) for share based payment transaction	1,221	1,165
Other non-cash income(-) / expense(+)	(1,484)	1,838
Interest and similar expense	923	2,645
Movements in provisions	(1,734)	(76)
Decrease(+) / increase(-) in advances received from customers	1,290	915
Decrease(+) / increase(-) in other assets	(6,993)	(3,088)
Increase(+) / decrease(-) in trade and other payables	8,473	3,564
Interest paid	(56)	(67)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(59,024)	(17,338)

Purchase of intangible assets	(36)	(149)
Purchase of property, plant, and equipment	(23,959)	(798)
Net cash flows from investing activities	(23,995)	(947)
Transaction costs on issue of shares	(842)	(17)
Proceeds from issue of shares	39,346	1,500
Repayment of borrowings	-	(185)
Payment of principal portion of lease liabilities	(213)	(144)
Net cash flow from financing activities	38,291	1,154
Net decrease in cash and cash equivalents	(44,727)	(17,131)
Effect of currency translation on cash and cash equivalent	1,561	-
Cash and cash equivalents at the beginning of the period	132,939	43,264
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	89,774	26,133